FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2017

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 06th April, 2017

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 06th April 2017
Unilever Review Outcome

Exhibit 99

This announcement contains inside information

ACCELERATING SUSTAINABLE SHAREHOLDER VALUE CREATION

Key highlights

●        Reconfirming our commitment to a proven long-term model of compounding growth and sustainable value creation

●        Accelerating Connected 4 Growth and targeting a 20% underlying operating margin, before restructuring, by 2020

●        Combining Foods and Refreshment into one organisation, unlocking future growth and faster margin progression

●        Active portfolio management continuing, including a decision to exit Spreads and a review of dual-headed legal structure with the objective of simplification and flexibility

●        Establishing a net debt / EBITDA target of 2x and launching a share buy-back of €5 billion this year

●        Raising dividend by 12%, reflecting increased confidence in the outlook for profit growth and cash generation

Marijn Dekkers: Chairman statement

"The review that the Board has undertaken has been detailed and comprehensive. It has confirmed that our model of long-term shareholder value creation has been successful and remains as valid as ever. The actions we are now going to take are fully supported by the Board."

Paul Polman: Chief Executive Officer statement

"With the transformation of Unilever, we have built on a portfolio of strong and growing brands delivered to consumers across the world. We have established a responsible investment-led growth model that is well-equipped with global scale and unrivalled distribution strength in emerging markets. This has resulted in consistent, competitive, profitable and responsible growth and attractive returns for our shareholders. The faster pace of change that we are seeing in our markets and competitive set requires us to continue to set the bar higher. This was the main driver for the implementation of the Connected 4 Growth programme announced last year.

Our recent review concluded once more that our strategy for long-term value creation through growth and compounding returns on investment is the right one for Unilever and for our shareholders. It also highlighted the opportunity to go faster and further. The progress already made with Connected 4 Growth allows us to now accelerate the programme. This will be further enabled by the next step, which is the establishment of an integrated Foods & Refreshment unit, a leaner and more focussed business that will continue to benefit from our global scale and footprint. This acceleration allows us to unlock sustainable value faster and target an overall underlying operating margin, which excludes restructuring, of 20% by 2020. Progress and performance will be reported on with greater granularity in our financial communication.

The review has also highlighted the opportunity for accelerated development of our portfolio. After a long history in Unilever, we have decided that the future of the Spreads business now lies outside the Group. We will look to increase our strategic flexibility for further portfolio optimisation through a review of the dual-headed legal structure, with a view to simplifying it.

We will support our business with a higher level of leverage, while retaining the benefits of a strong credit rating. This will enable us to enhance value for shareholders through increased capital returns, while maintaining operational and strategic flexibility.

For 2017, we remain on track to deliver underlying sales growth ahead of our markets, in the 3-5% range, and we expect an underlying operating margin improvement of at least 80bps. We feel confident that the changes we are announcing today will accelerate the transformation of Unilever and the delivery of sustainable shareholder value over the long term."
                                                                                                                                                                                                          6 April 2017

ACCELERATING SUSTAINABLE SHAREHOLDER VALUE CREATION

Commitment to our proven, long-term model of compounding growth and sustainable value creation

Our growth model is simple, but powerful: growth that is consistent, competitive, profitable and responsible. This is fuelled by sustained investment in our business. We have many of the best-known brands in the world and continue to build them with global and local innovations that add value with technology-driven benefits.
Our geographic presence is very strong with both global scale and 57% of our sales in emerging markets where the future growth opportunities are greatest. As a result, we have consistently grown ahead of our markets, steadily improved profitability and cash flow, and delivered a Total Shareholder Return of 190% over the last eight years.

Acceleration of Connected 4 Growth

The Connected 4 Growth programme drives both growth and profitability. It includes growing the core of our business through innovation, expanding in fast-growing segments and building in new channels. It also drives greater efficiency in our cost base through Zero Based Budgeting. We remain committed to continued growth ahead of our markets, supported by a total brand and marketing investment of around €30 billion over the next four years.

We are progressing well with the implementation of Connected 4 Growth and are starting to see the benefits from the changes we have been making. The set-up of the new country category business teams increases our category focus and agility at a local level, while continuing to benefit from the global scale of our research & development and innovation programmes. This enables us to take the next step with the establishment of an integrated Foods & Refreshment unit, which will be located in the Netherlands which is the centre of gravity for our European Foods business and where we have established another world-class research and development facility. The organisation and cost structure for this new unit will be re-designed to reflect the large scale we have in developed markets, while sustaining faster growth in emerging markets.

At the same time, we will accelerate the margin improvement initiatives already underway in Connected 4 Growth. Together with the integration of Foods & Refreshment, this allows us to target an overall increase in underlying operating margin, which excludes restructuring, from 16.4% in 2016 to 20% by 2020. We are increasing our target for cumulative savings, to be delivered over the next three years in overheads, and through increased efficiency of our brand and marketing investment, from over €1 billion to €2 billion. In addition, we are rolling out the holistic '5-S' gross margin programme from Home Care into all categories, raising expected supply chain savings from a cumulative €3 billion to €4 billion over the next three years. In total, this increases the expected cumulative savings over this period from €4 billion to €6 billion. The total restructuring costs for the accelerated programmes, including both the new initiatives and ongoing activities, are expected to be around €3.5 billion for the 2017-2019 period.

In order to provide transparency on the amount and impact of ongoing restructuring, during a time of accelerated change, we are introducing the measures of underlying operating profit and underlying EPS, both of which exclude all restructuring costs. These measures will be reported alongside the GAAP measures, and will replace core operating profit and core EPS which included all restructuring costs other than those related to M&A. We will also provide enhanced segmental information on invested capital to enable investors to have a better understanding of the drivers of value creation per category.

Active portfolio management

We will accelerate the active management of our portfolio through bolt-on acquisitions and disposals. In 2015 we set up a separate Baking, Cooking and Spreads unit to allow greater focus on the issues facing the business. The unit has responded well to this focus, reducing costs, increasing cash generation and holding market share. However, the underlying category remains challenged in developed markets and we have now taken the decision to launch a process to either sell or demerge Spreads.

Looking ahead, we see it as important to create greater optionality for future strategic portfolio change. As we evaluated the alternatives for our Spreads business, it was apparent that our dual-headed (NV and PLC) legal structure adds complexity when undertaking such changes. Accordingly, we will review our legal structure with the objective of achieving greater simplification and strategic flexibility. As part of this review, which we expect to complete by end of 2017, we will investigate and take actions, if appropriate, that assist in implementing that corporate structure change.

Balance sheet and use of cash
With the acceleration of Connected 4 Growth we expect to increase our cash conversion ratio to 100% by 2020. This is defined as free cash flow as a percentage of net profit, before profits and losses on disposals. This, together with continued growth ahead of our markets and accelerated margin improvement will lead to a further step-up in our cash generation.

We plan to increase the leverage on our balance sheet, while maintaining the strategic flexibility for accretive acquisitions. In the absence of such acquisitions, we will return cash to shareholders. We will continue to benefit from a strong credit rating which gives both balance sheet flexibility and continued access to attractive funding through the debt capital markets.

We can achieve these objectives by targeting a net debt to EBITDA ratio of around 2x, whilst remaining committed to at least an A/A2 rating. This appropriately reflects the balance of our Home Care and Personal Care businesses, with significant growth opportunities in emerging markets, and our Foods & Refreshment business, with its substantial developed market presence.

We will maintain our targeted leverage level over time through periodic returns of capital through either share buy-backs or special dividends. The level of returns will be continually assessed against the opportunity to undertake value-enhancing acquisitions. We will start with a share buy-back programme of €5 billion in 2017.

2017 outlook and dividend

We maintain our full year outlook of underlying sales growth of 3-5% in continued challenging market conditions. We now expect the acceleration of our Connected 4 Growth and Zero Based Budgeting programmes to deliver an underlying operating margin improvement of at least 80bps.

Reflecting our confidence in the delivery of the accelerated plans, we intend to raise the dividend by 12% for the coming year. The amount of the next quarterly dividend will be announced in our Q1 trading statement on 20th April. The share buy-back programme of €5 billion will be launched over the remainder of this year.

NON-GAAP MEASURES

Underlying operating profit (UOP), underlying operating margin (UOM)
UOP and UOM are operating profit and operating margin, respectively, before the impact of business disposals, acquisition and disposal related costs, restructuring costs, impairments and other one-off items.

Underlying earnings per share (underlying EPS)
Underlying EPS is calculated as underlying earnings divided by the diluted combined average number of share units. In determining underlying earnings, net profit attributable to shareholders' equity is adjusted to eliminate the post-tax impact of business disposals, acquisition and disposal related costs, restructuring costs, impairments and other one-off items.

INVESTOR AND ANALYST CONFERENCE CALL

A presentation and discussion of the outcome of the review will be held at 10.00 a.m. British Summer Time today, 6th April 2017. The webcast will be available at:   www.unilever.com/investor-relations/

CAUTIONARY STATEMENT

Where relevant, these actions are subject to the appropriate consultations.

This announcement contains forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to underlying sales growth, underlying operating margin, the benefits of corporate restructuring, restructuring costs, expected dividend increases, our cash conversion ratio and share buy-back. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2016 and the Unilever Annual Report and Accounts 2016.

ENQUIRIES

Media: Media Relations team Investors: Investor Relations team
UK +447917271819 treeva.fenwick@unilever.com +442078226830 investor.relations@unilever.com
Or +44 78 2504 9151 louise.phillips@unilever.com
NL +31 61 5008 293 fleur-van.bruggen@unilever.com

Tulchan:
Andrew Grant       +44 7860 245 177
Jonathan Sibun    +44 7779 999 683
Martin Robinson   +44 7977 071 178